FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of November 2009.

Total number of pages: 57

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. RESULTS FOR THE SECOND QUARTER AND SIX MONTHS ENDED SEPTEMBER 30, 2009 (Unaudited)
(FROM APRIL 1, 2009 TO SEPTEMBER 30, 2009) CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2009
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)

RESULTS FOR THE SECOND QUARTER AND SIX MONTHS ENDED SEPTEMBER 30, 2009 (Unaudited)
(FROM APRIL 1, 2009 TO SEPTEMBER 30, 2009)
CONSOLIDATED

Released on November 19, 2009

NIDEC CORPORATION

338 Kuzetonoshiro-cho,
Minami-ku, Kyoto 601-8205 Japan

CONDENSED CONSOLIDATED FINANCIAL RESULTS FOR SECOND QUARTER AND THE SIX MONTHS ENDED SEPTEMBER 30, 2009 (Unaudited)

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

			U.S. dollars
	Yen in millions		in thousands
	(except per share amounts)
	For the three months ended September30

	2008	2009	2009

Net sales	¥189,390	¥145,257	$1,610,210
Operating income	22,389	18,037	199,945
Income from continuing operations before income taxes	20,294	13,724	152,134
Income from continuing operations attributable to Nidec Corporation	12,991	8,836	97,949
Loss on discontinued operations attributable to Nidec Corporation	(260)	(867)	(9,611)
Net income attributable to Nidec Corporation	¥12,731	¥7,969	$88,338
Per share data
Earning per share — basic
Income from continuing operations attributable to Nidec Corporation	¥89.61	¥63.43	$0.70
Loss on discontinued operations attributable to Nidec Corporation	(1.79)	(6.22)	(0.07)
Net income attributable to Nidec Corporation	87.82	57.21	0.63
Earning per share — diluted
Income from continuing operations attributable to Nidec Corporation	87.04	63.43	0.70
Loss on discontinued operations attributable to Nidec Corporation	(1.74)	(6.22)	(0.07)
Net income attributable to Nidec Corporation	¥85.30	¥57.21	$0.63

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

			U.S. dollars
	Yen in millions		in thousands
	(except per share amounts)
	For the six months ended September 30

	2008	2009	2009

Net sales	¥363,276	¥268,743	$2,979,082
Operating income	40,778	28,321	313,945
Income from continuing operations before income taxes	43,379	22,474	249,130
Income from continuing operations attributable to Nidec Corporation	28,046	14,717	163,142
Loss on discontinued operations attributable to Nidec Corporation	(206)	(929)	(10,299)
Net income attributable to Nidec Corporation	¥27,840	¥13,788	$152,843
Per share data
Earning per share — basic
Income from continuing operations attributable to Nidec Corporation	¥193.49	¥105.65	$1.17
Loss on discontinued operations attributable to Nidec Corporation	(1.43)	(6.66)	(0.07)
Net income attributable to Nidec Corporation	192.06	98.99	1.10
Earning per share — diluted
Income from continuing operations attributable to Nidec Corporation	187.95	105.65	1.17
Loss on discontinued operations attributable to Nidec Corporation	(1.39)	(6.66)	(0.07)
Net income attributable to Nidec Corporation	¥186.56	¥98.99	$1.10

CONDENSED CONSOLIDATED BALANCE SHEETS

			U.S. dollars
	Yen in millions		in thousands
	2009
	March 31	September 30	September 30

Current assets	¥402,016	¥326,249	$3,616,550
Investments	14,893	16,600	184,015
Property, plant, equipment and others	285,975	281,849	3,124,366

Total assets	702,884	624,698	6,924,931

Current liabilities	317,743	238,656	2,645,561
Long-term liabilities	27,454	27,749	307,604

Total liabilities	345,197	266,405	2,953,165

Total Nidec Corporation shareholders’ equity	297,148	300,616	3,332,402
Noncontrolling interests	60,539	57,677	639,364

Total liabilities and equity	¥702,884	¥624,698	$6,924,931

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

			U.S. dollars
	Yen in millions		in thousands
	For the six months
	ended September 30
	2008	2009	2009
Net cash provided by operating activities	¥35,742	¥47,642	$528,124
Net cash used in investing activities	(24,843)	(14,890)	(165,060)
Net cash provided by (used in) financing activities.	1,714	(107,082)	(1,187,030)
Effect of exchange rate changes on cash and cash equivalents	774	(7,225)	(80,091)

Net increase (decrease) in cash and cash equivalents	13,387	(81,555)	(904,057)
Cash and cash equivalents at beginning of period	100,809	200,966	2,227,757

Cash and cash equivalents at end of period	¥114,196	¥119,411	$1,323,700

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about Nidec and its group companies (the “Nidec Group”). These forward-looking statements are based on our current expectations, assumptions, estimates and projections in light of the information currently available to us. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of the results of operations or financial condition of the Nidec Group, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. Expectations expressed in these forward-looking statements may not be realized. Actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) the Nidec Group’s ability to design, develop, mass produce and win acceptance of their products, (ii) general economic conditions in the computer, information technology, automotive and related product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which the Nidec Group makes significant sales or in which the Nidec Group’s assets and liabilities are denominated, (iv) the Nidec Group’s ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where the Nidec Group has manufacturing operations.

As used in this document, references to “we,” ”our”, “us” and “Nidec Group” are to Nidec Corporation and, except as the context otherwise requires, its consolidated subsidiaries; “U.S. dollar” or “$” means the lawful currency of the United States of America, and “Japanese yen”, “yen” or “¥” means the lawful currency of Japan; and “U.S. GAAP” means accounting principles generally accepted in the United States, and “Japanese GAAP” means accounting principles generally accepted in Japan.

Results of Operations — Three and Six Months Ended September 30, 2009 Compared to Three and six Months Ended September 30, 2008 (Unaudited)

As of December 31, 2008, we discontinued our optical pickup unit, or OPU, business which had been included within “electronic and optical components”. All prior period OPU amounts have been reclassified to discontinued operations pursuant to the FASB Accounting Standards Codification™ (ASC), 205-20 “Presentation of Financial Statements-Discontinued Operations” (Formerly Statement of Financial Accounting Standards (SFAS) No.144, “Accounting for the impairment or disposal of Long-Lived Assets”) to enable comparisons between the relevant amounts for the three and six months ended September 30, 2008 and 2009.

As of September 30, 2009, we discontinued our semiconductor manufacturing equipment business which had been included within “machinery”. All prior period semiconductor manufacturing equipment amounts have been reclassified to discontinued operations pursuant to the ASC 205-20 “Presentation of Financial Statements-Discontinued Operations” to enable comparisons between the relevant amounts for the three and six months ended September 30, 2008 and 2009.

Net Sales

	(Yen in millions)
	For the three months
	ended September 30
	2008	2009	Inc/Dec	Inc/Dec %
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥59,998	¥52,478	¥(7,520)	(12.5)%
Other small precision brushless DC motors	24,198	20,082	(4,116)	(17.0)
Brushless DC fans	11,871	8,824	(3,047)	(25.7)
Other small precision motors	6,201	4,745	(1,456)	(23.5)

Sub-total	102,268	86,129	(16,139)	(15.8)
Mid-size motors	21,982	16,127	(5,855)	(26.6)
Machinery	20,989	9,299	(11,690)	(55.7)
Electronic and optical components	36,114	26,972	(9,142)	(25.3)
Others	8,037	6,730	(1,307)	(16.3)

Consolidated total	¥189,390	¥145,257	¥(44,133)	(23.3)%

	(Yen in millions)
	For the six months
	ended September 30
	2008	2009	Inc/Dec	Inc/Dec %
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥109,825	¥97,630	¥(12,195)	(11.1)%
Other small precision brushless DC motors	45,307	35,996	(9,311)	(20.6)
Brushless DC fans	22,421	16,161	(6,260)	(27.9)
Other small precision motors	12,390	8,614	(3,776)	(30.5)

Sub-total	189,943	158,401	(31,542)	(16.6)
Mid-size motors	47,602	31,831	(15,771)	(33.1)
Machinery	38,663	16,898	(21,765)	(56.3)
Electronic and optical components	71,514	49,278	(22,236)	(31.1)
Others	15,554	12,335	(3,219)	(20.7)

Consolidated total	¥363,276	¥268,743	¥(94,533)	(26.0)%

Our net sales decreased ¥44,133 million, or 23.3%, from ¥189,390 million for the three months ended September 30, 2008 to ¥145,257 million for the three months ended September 30, 2009. This decrease was mainly due to the world-wide economic slowdown that resulted in a decrease in demand for our products and the effect of the Japanese yen appreciating against the U.S. dollar as a significant portion of our unit sale prices are denominated in U.S. dollars.

Our net sales for the six months ended September 30, 2009 also reflected similar trends, decreasing ¥94,533 million, or 26.0%, to ¥268,743 million from ¥363,276 million for the six months ended September 30, 2008.

(Small precision motors)

Net sales of small precision motors decreased ¥16,139 million, or 15.8%, from ¥102,268 million for the three months ended September 30, 2008 to ¥86,129 million for the three months ended September 30, 2009. Net sales of each product group included in the “small precision motors” are discussed in further detail below.

Net sales of small precision motors decreased ¥31,542 million, or 16.6%, from ¥189,943 million for the six months ended September 30, 2008 to ¥158,401 million for the six months ended September 30, 2009.

Hard disk drives spindle motors

Net sales of hard disk drives spindle motors decreased ¥7,520 million, or 12.5%, from ¥59,998 million for the three months ended September 30, 2008 to ¥52,478 million for the three months ended September 30, 2009. This decrease was primarily due to a 9% decrease in the average unit price of our spindle motors for HDDs and the effect of a 10% appreciation in the average exchange rate of the Japanese yen against the U.S. dollar. The decrease, however, was partially offset by an 8% increase in unit shipments of the spindle motors for the three months ended September 30, 2009 compared to the three months ended September 30, 2008. Unit shipments of our spindle motors for 2.5-inch HDDs increased 15%, and unit shipments of our spindle motors for 3.5-inch HDDs increased 3%, for the three months ended September 30, 2009 compared to the three months ended September 30, 2008. Net sales of hard disk drives spindle motors accounted for 31.7% of total net sales for the three months ended September 30, 2008 and 36.1% of total net sales for the three months ended September 30, 2009.

Net sales of hard disk drives spindle motors decreased ¥12,195 million, or 11.1%, from ¥109,825 million for the six months ended September 30, 2008 to ¥97,630 million for the six months ended September 30, 2009.

Other small precision brushless DC motors

Net sales of other small precision brushless DC motors decreased ¥4,116 million, or 17.0%, from ¥24,198 million for the three months ended September 30, 2008 to ¥20,082 million for the three months ended September 30, 2009. This decrease was mainly due to decreases in sales of motors for optical disk drives by the Nidec Sankyo and Nidec Servo groups. Net sales of other small precision brushless DC motors accounted for 12.8% of total net sales for the three months ended September 30, 2008 and 13.8% of total net sales for the three months ended September 30, 2009.

Net sales of other small precision brushless DC motors decreased ¥9,311 million, or 20.6%, from ¥45,307 million for the six months ended September 30, 2008 to ¥35,996 million for the six months ended September 30, 2009.

Brushless DC fans

Net sales of brushless DC fans decreased ¥3,047 million, or 25.7%, from ¥11,871 million for the three months ended September 30, 2008 to ¥8,824 million for the three months ended September 30, 2009. This decrease was mainly due to a decline in customer demand resulting from the world-wide economic slowdown. Net sales of brushless DC fans accounted for 6.2% of total net sales for the three months ended September 30, 2008 and 6.1% of total net sales for the three months ended September 30, 2009.

Net sales of brushless DC fans decreased ¥6,260 million, or 27.9%, from ¥22,421 million for the six months ended September 30, 2008 to ¥16,161 million for the six months ended September 30, 2009.

Other small precision motors

Net sales of other small precision motors decreased ¥1,456 million, or 23.5%, from ¥6,201 million for the three months ended September 30, 2008 to ¥4,745 million for the three months ended September 30, 2009. This decrease was mainly due to decreases in sales by the Nidec Servo and Nidec Brilliant groups resulting from the world-wide economic slowdown. Net sales of other small precision motors accounted for 3.3% of total net sales for the three months ended September 30, 2008 and 3.3% of total net sales for the three months ended September 30, 2009.

Net sales of other small precision motors decreased ¥3,776 million, or 30.5%, from ¥12,390 million for the six months ended September 30, 2008 to ¥8,614 million for the six months ended September 30, 2009.

(Mid-size motors)

Net sales of mid-size motors decreased ¥5,855 million, or 26.6%, from ¥21,982 million for the three months ended September 30, 2008 to ¥16,127 million for the three months ended September 30, 2009, mainly due to decreases in sales of all of our mid-size motors, including those for automobile, home appliances and industrial use. Sales of mid-size motors for home appliances and industrial use decreased more than 30% compared to the three months ended September 30, 2008, primarily due to a decrease in unit shipments resulting from the world-wide economic slowdown. Sales of mid-size motors for automobiles decreased more than 20% compared to the three months ended September 30, 2008, primarily due to a decrease in unit shipments resulting from the world-wide economic slowdown and the appreciation of the Japanese yen against the Euro. Net sales of mid-size motors accounted for 11.6% of our total net sales for the three months ended September 30, 2008 and 11.1% of total net sales for the three months ended September 30, 2009.

Net sales of mid-size motors decreased ¥15,771 million, or 33.1%, from ¥47,602 million for the six months ended September 30, 2008 to ¥31,831 million for the six months ended September 30, 2009.

(Machinery)

Net sales of machinery decreased ¥11,690 million, or 55.7%, from ¥20,989 million for the three months ended September 30, 2008 to ¥9,299 million for the three months ended September 30, 2009. This was mainly due to decreases in sales by the Nidec Sankyo, Nidec Copal, Nidec-Read and Nidec-Shimpo groups, with decreases for each subsidiary exceeding ¥1,000 million. In particular, the Nidec Sankyo group’s sale for the three months ended September 30, 2009 decreased ¥6,116 million compared to the three months ended September 30, 2008 mainly due to a decrease in sales of liquid crystal display, or “LCD”, panel handling robots. Net sales of machinery accounted for 11.1% of our total net sales for the three months ended September 30, 2008 and 6.4% of total net sales for the three months ended September 30, 2009.

Net sales of machinery decreased ¥21,765 million, or 56.3%, from ¥38,663 million for the six months ended September 30, 2008 to ¥16,898 million for the six months ended September 30, 2009.

(Electronic and optical components)

Net sales of electronic and optical components decreased ¥9,142 million, or 25.3%, from ¥36,114 million for the three months ended September 30, 2008 to ¥26,972 million for the three months ended September 30, 2009. This decrease was mainly due to decreases in sales of shutters for digital cameras and mobile phones by the Nidec Copal group, sales of switches by the Nidec Copal Electronics group and sales of engineering plastics by Nidec Sankyo’s subsidiaries. Net sales of electronic and optical components accounted for 19.1% of our total net sales for the three months ended September 30, 2008 and 18.6% of total net sales for the three months ended September 30, 2009.

Net sales of electronic and optical components decreased ¥22,236 million, or 31.1%, from ¥71,514 million for the six months ended September 30, 2008 to ¥49,278 million for the six months ended September 30, 2009.

(Others)

Net sales of other products decreased ¥1,307 million, or 16.3%, from ¥8,037 million for the three months ended September 30, 2008 to ¥6,730 million for the three months ended September 30, 2009. This decrease was mainly due to decreases in sales of pivot assemblies by Nidec Singapore and sales of automobile parts by the Nidec Tosok group. Net sales of other products accounted for 4.2% of total net sales for the three months ended September 30, 2008 and 4.6% of total net sales for the three months ended September 30, 2009.

Net sales of other products decreased ¥3,219 million, or 20.7%, from ¥15,554 million for the six months ended September 30, 2008 to ¥12,335 million for the six months ended September 30, 2009.

Cost of products sold

Our cost of products sold decreased ¥36,572 million, or 25.1%, from ¥145,582 million for the three months ended September 30, 2008 to ¥109,010 million for the three months ended September 30, 2009. This decrease was primarily due to a decrease in sales.

As a percentage of net sales, our cost of products sold decreased from 76.9% for the three months ended September 30, 2008 to 75.0% for the three months ended September 30, 2009.

Our cost of products sold decreased ¥75,463 million, or 26.9%, from ¥280,691 million for the six months ended September 30, 2008 to ¥205,228 million for the six months ended September 30, 2009.

Selling, general and administrative expenses

Our selling, general and administrative expenses decreased ¥2,127 million, or 15.0%, from ¥14,177 million for the three months ended September 30, 2008 to ¥12,050 million for the three months ended September 30, 2009. This decrease was due mainly to a decrease in personnel expenses primarily related to a temporary reduction of employee salaries in Japan.

As a percentage of net sales, our selling, general and administrative expenses increased from 7.5% for the three months ended September 30, 2008 to 8.3% for the three months ended September 30, 2009.

Our selling, general and administrative expenses decreased ¥3,853 million, or 14.1%, from ¥27,286 million for the six months ended September 30, 2008 to ¥23,433 million for the six months ended September 30, 2009.

Research and development expenses

Our research and development expenses decreased ¥1,082 million, or 14.9%, from ¥7,242 million for the three months ended September 30, 2008 to ¥6,160 million for the three months ended September 30, 2009. This decrease was primarily due to cost reduction efforts, offset by an increase in research and development expenses relating to mid-size motors for automobiles in response to increased orders for our new products for electric vehicles (“EV”) and hybrid electric vehicles (“HEV”).

As a percentage of net sales, our research and development expenses increased from 3.8% for the three months ended September 30, 2008 to 4.3% for the three months ended September 30, 2009.

Our research and development expenses decreased ¥2,760 million, or 19.0%, from ¥14,521 million for the six months ended September 30, 2008 to ¥11,761 million for the six months ended September 30, 2009.

Operating income

As a result of the foregoing, our operating income decreased ¥4,352 million, or 19.4%, from ¥22,389 million for the three months ended September 30, 2008 to ¥18,037 million for the three months ended September 30, 2009.

As a percentage of net sales, our operating income increased from 11.8% for the three months ended September 30, 2008 to 12.4% for the three months ended September 30, 2009.

Our operating income decreased ¥12,457 million, or 30.5%, from ¥40,778 million for the six months ended September 30, 2008 to ¥28,321 million for the six months ended September 30, 2009.

Other income (expense)

Our other expense increased ¥2,218 million, or 105.9%, from ¥2,095 million for the three months ended September 30, 2008 to ¥4,313 million for the three months ended September 30, 2009. This increase was mainly due to a foreign exchange loss. Our foreign exchange loss increased ¥2,535 million, or 119.7%, from ¥2,118 million for the three months ended September 30, 2008 to ¥4,653 million for the three months ended September 30, 2009. Foreign exchange fluctuations can have a significant impact on our results of operations and financial condition, as we have a substantial amount of U.S. dollar-based purchases of inventory and sales of products.

We had other income in the amount of ¥2,601 million for the six months ended September 30, 2008, while we incurred other expenses in the amount of ¥5,847 million for the six months ended September 30, 2009.

The Japanese yen to U.S. dollar exchange rates were ¥100.19 to the U.S. dollar as of March 31, 2008 and ¥103.57 to the U.S. dollar as of September 30, 2008. The Japanese yen appreciated against the U.S. dollar to ¥98.23 to the U.S. dollar as of March 31, 2009 and ¥90.21 to the U.S. dollar as of September 30, 2009.

Income from continuing operations before income taxes

As a result of the foregoing, our income from continuing operations before income taxes decreased ¥6,570 million, or 32.4%, from ¥20,294 million for the three months ended September 30, 2008 to ¥13,724 million for the three months ended September 30, 2009.

As a percentage of net sales, our income from continuing operations before income taxes decreased from 10.7% for the three months ended September 30, 2008 to 9.4% for the three months ended September 30, 2009.

Our income from continuing operations before income taxes decreased ¥20,905 million, or 48.2%, from ¥43,379 million for the six months ended September 30, 2008 to ¥22,474 million for the six months ended September 30, 2009.

Income taxes

Our income taxes decreased ¥1,263 million, or 23.9%, from ¥5,274 million for the three months ended September 30, 2008 to ¥4,011 million for the three months ended September 30, 2009. This decrease was primarily due to the decreased income from continuing operations before income taxes.

Our income taxes decreased ¥4,669 million, or 41.8%, from ¥11,164 million for the six months ended September 30, 2008 to ¥6,495 million for the six months ended September 30, 2009.

The estimated effective income tax rate for the six months ended September 30, 2009 was higher compared to corresponding prior period. This was mainly due to the net impact of increases in tax benefits in foreign subsidiaries, in valuation allowance, in tax (benefit) on undistributed earnings and for addition for tax positions of prior years and because the estimated income before provision for income taxes of each company was lower than corresponding prior period.

For more information, see Note 9 to our unaudited consolidated interim financial statements included elsewhere in this report.

Income from continuing operations

As a result of the foregoing, our income from continuing operations decreased ¥5,244 million, or 35.0%, from ¥14,985 million for the three months ended September 30, 2008 to ¥9,741 million for the three months ended September 30, 2009.

Our income from continuing operations decreased ¥16,222 million, or 50.5%, from ¥32,122 million for the six months ended September 30, 2008 to ¥15,900 million for the six months ended September 30, 2009.

Loss on discontinued operations

Our loss on discontinued operations increased ¥801 million, or 204.3%, from ¥392 million for the three months ended September 30, 2008 to ¥1,193 million for the three months ended September 30, 2009.

Our loss on discontinued operations increased ¥977 million, or 315.2%, from ¥310 million for the six months ended September 30, 2008 to ¥1,287 million for the six months ended September 30, 2009.

As of December 31, 2008 and September 30, 2009, we discontinued our optical pickup unit business of Nidec Sankyo Corporation and semiconductor manufacturing equipment business of Nidec Tosok Corporation, respectively. For details, please see Note 11 to our unaudited consolidated interim financial statements included elsewhere in this report.

Consolidated net income

As a result of the foregoing, our consolidated net income decreased ¥6,045 million, or 41.4%, from ¥14,593 million for the three months ended September 30, 2008 to ¥8,548 million for the three months ended September 30, 2009.

Our consolidated net income decreased ¥17,199 million, or 54.1%, from ¥31,812 million for the six months ended September 30, 2008 to ¥14,613 million for the six months ended September 30, 2009.

Net income attributable to noncontrolling interests

Our net income attributable to non-controlling interests decreased ¥1,283 million, or 68.9%, from ¥1,862 million for the three months ended September 30, 2008 to ¥579 million for the three months ended September 30, 2009. This decrease was primarily due to decreases in incomes of some of our group companies, including Nidec Tosok Corporation, Nidec Sankyo Corporation, Nidec Copal Corporation and their respective subsidiaries, which were adversely affected by the exit cost of discontinued operation and the world-wide economic slowdown.

Our net income attributable to non-controlling interests decreased ¥3,147 million, or 79.2%, from ¥3,972 million for the six months ended September 30, 2008 to ¥825 million for the six months ended September 30, 2009.

Net income attributable to Nidec Corporation

As a result of the foregoing, our net income attributable to Nidec Corporation decreased ¥4,762 million, or 37.4%, from ¥12,731 million for the three months ended September 30, 2008 to ¥7,969 million for the three months ended September 30, 2009.

As a percentage of net sales, our net income decreased from 6.7% for the three months ended September 30, 2008 to 5.5% for the three months ended September 30, 2009.

Our net income attributable to Nidec Corporation decreased ¥14,052 million, or 50.5%, from ¥27,840 million for the six months ended September 30, 2008 to ¥13,788 million for the six months ended September 30, 2009.

Segment Information

Based on the applicable criteria set forth in ASC 280, “ Segment Reporting “ (formerly SFAS No.131, “Disclosures about Segments of an Enterprise and Related Information.”), we have 14 reportable operating segments on which we report in our consolidated financial statements. These reportable operating segments are based on legal entities. As described below, one of the reportable segments is NCJ, while the others are NCJ’s 13 consolidated subsidiaries: NET, NCC, NCD, NCS, NCH, NCF, NSNK, NCPL, NTSC, NCEL, NSRV, NSBC and NMA. For the information required by ASC280, see Note 13 to our unaudited consolidated interim financial statements included elsewhere in this report.

We have excluded Nidec-Shimpo Corporation (“NSCJ”) and Nidec Nissin Corporation (“NNSN”) from our reportable segments for the three months ended September 30, 2009 because they were considered immaterial. The segment information for the three months ended September 30, 2008 has been restated to conform to the current presentation.

The NCJ segment comprises Nidec Corporation in Japan, which primarily produces and sells hard disk drive (“HDD”) motors, DC motors, fans, and Mid-size motors.

The NET segment comprises Nidec Electronics (Thailand) Co., Ltd. and Nidec Precision (Thailand) Co., Ltd., subsidiaries in Thailand, which primarily produce and sell HDD motors.

The NCC segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells HDD motors.

The NCD segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans.

The NCS segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, which primarily sells HDD motors, DC motors, fans, and pivot assemblies.

The NCH segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, which primarily sells HDD motors, DC motors and fans.

The NCF segment comprises Nidec Philippines Corporation and Nidec Precision Philippines Corporation, subsidiaries in The Philippines, which primarily produce and sell HDD motors.

The NSNK segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, which primarily produces and sells DC motors, machinery, and electronic parts.

The NCPL segment comprises Nidec Copal Corporation, a subsidiary in Japan, which primarily produces and sells optical and electronic parts and machinery.

The NTSC segment comprises Nidec Tosok Corporation, a subsidiary in Japan, which primarily produces and sells automobile parts and machinery.

The NCEL segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, which primarily produces and sells electronic parts.

The NSRV segment comprises Nidec Servo Corporation in Japan, which primarily produces and sells DC motors, fans and other small precision motors.

The NSBC segment comprises Nidec Shibaura Corporation, a subsidiary in Japan, which primarily produces and sells mid-size motors.

The NMA segment comprises Nidec Motors & Actuators (Germany) GmbH and other subsidiaries in Europe and North America, which primarily produce and sell in-car motors.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments as they are not material.

In accordance with ASC 205-20, “Presentation of Financial Statements- Discontinued Operations” (formerly SFAS No.144, “Accounting for the impairment or disposal of Long-Lived Assets.”), amounts in the segment information do not reflect discontinued operations, and segment information for prior periods has been reclassified.

We evaluate our financial performance based on segment income and loss, which consists of sales and operating revenues less operating expenses. Segment income or loss is determined using the accounting principles in the segment’s country of domicile. NCJ, NSNK, NCPL, NTSC, NCEL, NSRV, and NSBC apply Japanese GAAP. NET applies Thai accounting principles. NCC and NCD apply Chinese accounting principles. NCH applies Hong Kong accounting principles. NCS applies Singaporean accounting principles, NCF applies Philippine accounting principles and NMA applies mainly International Financial Reporting Standards (“IFRS”). Thus, our segment data have not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. Among the differences between U.S. GAAP and the underlying accounting principles used by the operating segments, the principal differences that affect our segment operating income or loss include accounting for pension and severance costs and leases. We believe that the monthly segment information is available on a timely basis and that it is sufficiently accurate at the operating income and loss level for us to manage our business.

The first of the following two tables shows net sales to external customers and net sales to other operating segments by reportable operating segment for the three months ended September 30, 2008 and 2009. The second table shows operating income or loss by reportable operating segment, which includes net sales to other operating segments, for the three months ended September 30, 2008 and 2009:

			U.S. dollars
	Yen in millions		in thousands
	For the three months ended September 30
	2008	2009	2009
NCJ
Net sales to external customers	¥20,169	¥15,733	$174,404
Net sales to other operating segments	24,414	19,812	219,621

Sub total	44,583	35,545	394,025
NET
Net sales to external customers	27,687	23,523	260,758
Net sales to other operating segments	9,447	9,650	106,973

Sub total	37,134	33,173	367,731
NCC
Net sales to external customers	6,095	6,244	69,216
Net sales to other operating segments	669	740	8,203

Sub total	6,764	6,984	77,419
NCD
Net sales to external customers	2,936	2,154	23,878
Net sales to other operating segments	9,872	6,202	68,751

Sub total	12,808	8,356	92,629
NCS
Net sales to external customers	8,837	6,758	74,914
Net sales to other operating segments	63	89	987

Sub total	8,900	6,847	75,901
NCH
Net sales to external customers	11,766	13,062	144,796
Net sales to other operating segments	2,001	1,256	13,923

Sub total	13,767	14,318	158,719
NCF
Net sales to external customers	2,412	2,937	32,557
Net sales to other operating segments	8,272	5,833	64,660

Sub total	10,684	8,770	97,217
NSNK
Net sales to external customers	15,253	7,649	84,791
Net sales to other operating segments	3,430	2,721	30,163

Sub total	18,683	10,370	114,954
NCPL
Net sales to external customers	16,173	10,996	121,893
Net sales to other operating segments	2,426	1,129	12,515

Sub total	18,599	12,125	134,408
NTSC
Net sales to external customers	6,253	5,437	60,270
Net sales to other operating segments	86	45	499

Sub total	6,339	5,482	60,769
NCEL
Net sales to external customers	5,459	4,161	46,126
Net sales to other operating segments	1,773	1,084	12,017

Sub total	7,232	5,245	58,143
NSRV
Net sales to external customers	5,999	3,758	41,658
Net sales to other operating segments	1,327	1,226	13,590

Sub total	7,326	4,984	55,248
NSBC
Net sales to external customers	3,840	2,791	30,939
Net sales to other operating segments	672	622	6,895

Sub total	4,512	3,413	37,834
NMA
Net sales to external customers	7,466	5,396	59,816
Net sales to other operating segments	(12)	53	587

Sub total	7,454	5,449	60,403
All Others
Net sales to external customers	46,286	33,281	368,929
Net sales to other operating segments	58,437	51,190	567,453

Sub total	104,723	84,471	936,382
Total
Net sales to external customers	186,631	143,880	1,594,945
Net sales to other operating segments	122,877	101,652	1,126,837

Adjustments (*)	2,759	1,377	15,265
Intersegment elimination	(122,877)	(101,652)	(1,126,837)

Consolidated total (net sales)	¥189,390	¥145,257	$1,610,210

(*) See Note 11 to our unaudited interim consolidated financial statements included elsewhere in this report.

			U.S. dollars
	Yen in millions		in thousands
	For the three months ended September 30
	2008	2009	2009
Operating income or loss:
NCJ	¥3,693	¥1,834	$20,330
NET	5,739	5,877	65,148
NCC	171	466	5,166
NCD	1,119	1,299	14,400
NCS	63	47	521
NCH	200	147	1,630
NCF	1,060	1,625	18,013
NSNK	1,907	361	4,002
NCPL	1,060	281	3,115
NTSC	597	384	4,257
NCEL	787	237	2,627
NSRV	(148)	79	876
NSBC	(175)	(136)	(1,508)
NMA	143	(141)	(1,563)
All Others	6,930	5,743	63,662

Total	23,146	18,103	200,676

Adjustments (*)	(757)	(66)	(731)

Consolidated total	¥22,389	¥18,037	$199,945

(*) See Note 11 to our unaudited interim consolidated financial statements included elsewhere in this report.

Net sales of NCJ decreased ¥9,038 million, or 20.3%, from ¥44,583 million for the three months ended September 30, 2008 to ¥35,545 million for the three months ended September 30, 2009. This decrease was primarily due to a decrease in demand for small precision motors other than hard disk drives spindle motors and declines in sales prices and the appreciation of the Japanese yen against other currencies. Net sales to external customers of NCJ decreased ¥4,436 million, or 22.0%, from ¥20,169 million for the three months ended September 30, 2008 to ¥15,733 million for the three months ended September 30, 2009. Net sales to other operating segments of NCJ decreased ¥4,602 million, or 18.8%, from ¥24,414 million for the three months ended September 30, 2008 to ¥19,812 million for the three months ended September 30, 2009. Operating income of NCJ decreased ¥1,859 million, or 50.3%, from ¥3,693 million for the three months ended September 30, 2008 to ¥1,834 million for the three months ended September 30, 2009. This decrease was primarily due to a decrease in royalty and commission fees from subsidiaries and a decrease in product sales resulting from lower demand.

Net sales of NET decreased ¥3,961 million, or 10.7%, from ¥37,134 million for the three months ended September 30, 2008 to ¥33,173 million for the three months ended September 30, 2009. This was primarily due to the appreciation of the Japanese yen against other currencies. However, NET’s operating income increased ¥138 million, or 2.4%, from ¥5,739 million for the three months ended September 30, 2008 to ¥5,877 million for the three months ended September 30, 2009. This was primarily due to a reduction in production costs.

Net sales of NCC increased ¥220 million, or 3.3%, from ¥6,764 million for the three months ended September 30, 2008 to ¥6,984 million for the three months ended September 30, 2009. This was primarily due to an increase in sales volume of hard disk drives spindle motors to one of our main customers. NCC’s operating income increased ¥295 million, or 172.5%, from ¥171 million for the three months ended September 30, 2008 to ¥466 million for the three months ended September 30, 2009. This was primarily due to an increase in sales of products with higher margins and a reduction in production costs.

Net sales of NCD decreased ¥4,452 million, or 34.8%, from ¥12,808 million for the three months ended September 30, 2008 to ¥8,356 million for the three months ended September 30, 2009. This decrease was primarily due to a significant decrease in demand for small precision motors resulting from the world-wide economic slowdown. However, NCD’s operating income increased ¥180 million, or 16.1%, from ¥1,119 million for the three months ended September 30, 2008 to ¥1,299 million for the three months ended September 30, 2009. This increase was primarily due to a reduction in production costs.

Net sales of NCS decreased ¥2,053 million, or 23.1%, from ¥8,900 million for the three months ended September 30, 2008 to ¥6,847 million for the three months ended September 30, 2009, primarily resulting from a decrease in sales volume of hard disk drives spindle motors to one of our main customers continued to transfer its production from Singapore to China and Thailand and a decrease in sales volume of pivot assemblies. NCS’s operating income decreased ¥16 million, or 25.4%, from ¥63 million for the three months ended September 30, 2008 to ¥47 million for the three months ended September 30, 2009.

Net sales of NCH increased ¥551 million, or 4.0%, from ¥13,767 million for the three months ended September 30, 2008 to ¥14,318 million for the three months ended September 30, 2009, resulting from an increase in sales for brushless DC motors and fans for one of our main customers as sales to the customer continued to shift from Nidec Taiwan Corporation, which was included in “All Others” segment, to NCH in connection with the customer’s transfer of its production to China and an increase in demand for hard disk drives spindle motors. However, operating income of NCH decreased ¥53 million, or 26.5%, from ¥200 million for the three months ended September 30, 2008 to ¥147 million for the three months ended September 30, 2009. This decrease was primarily due to a decrease in sales of products with higher margins, which more than offset the increase in sales.

Net sales of NCF decreased ¥1,914 million, or 17.9%, from ¥10,684 million for the three months ended September 30, 2008 to ¥8,770 million for the three months ended September 30, 2009, resulting from a decrease in sales volume of hard disk drives spindle motors to one of our main customers as they continued to transfer their production to China and Thailand, declines in sales prices, and the appreciation of the Japanese yen against other currencies. However, operating income of NCF increased ¥565 million, or 53.3%, from ¥1,060 million for the three months ended September 30, 2008 to ¥1,625 million for the three months ended September 30, 2009. This increase was primarily due to an increase in sales of products with higher margins and reduction in production cost.

Net sales of NSNK decreased ¥8,313 million, or 44.5%, from ¥18,683 million for the three months ended September 30, 2008 to ¥10,370 million for the three months ended September 30, 2009. This was primarily due to decreases in sales in all business categories, including, in particular, significant decreases in sales of LCD panel handling robots and lens actuators, which was adversely affected by the world-wide economic slowdown. NSNK’s operating income decreased ¥1,546 million, or 81.1%, from ¥1,907 million for the three months ended September 30, 2008 to ¥361 million for the three months ended September 30, 2009. This was primarily due to the decrease in sales, which more than offset a reduction in fixed costs through improvements in productivity.

Net sales of NCPL decreased ¥6,474 million, or 34.8%, from ¥18,599 million for the three months ended September 30, 2008 to ¥12,125 million for the three months ended September 30, 2009. This was primarily due to decreases in sales in all business categories, including, in particular, significant decreases in sales of shutters for digital cameras, camera shutters for mobile phones, and system equipments such as industrial robots, which was adversely affected by the world-wide economic slowdown. NCPL’s operating income decreased ¥779 million, or 73.5%, from ¥1,060 million for the three months ended September 30, 2008 to ¥281 million for the three months ended September 30, 2009. This was primarily due to the decrease in sales.

Net sales of NTSC decreased ¥857 million, or 13.5%, from ¥6,339 million for the three months ended September 30, 2008 to ¥5,482 million for the three months ended September 30, 2009. This was primarily due to a decrease in demand for measuring equipment and automobile parts, which was adversely affected by the world-wide economic slowdown. NTSC’s operating income decreased ¥213 million, or 35.7%, from ¥597 million for the three months ended September 30, 2008 to ¥384 million for the three months ended September 30, 2009. This was primarily due to a decrease in sales resulting from lower demand.

Net sales of NCEL decreased ¥1,987 million, or 27.5%, from ¥7,232 million for the three months ended September 30, 2008 to ¥5,245 million for the three months ended September 30, 2009. This decrease was primarily due to a decrease in sales of electronic components, which was adversely affected by the world-wide economic slowdown. NCEL’s operating income decreased ¥550 million, or 69.9%, from ¥787 million for the three months ended September 30, 2008 to ¥237 million for the three months ended September 30, 2009 primarily due to the decrease in sales.

Net sales of NSRV decreased ¥2,342 million, or 32.0%, from ¥7,326 million for the three months ended September 30, 2008 to ¥4,984 million for the three months ended September 30, 2009. This was primarily due to a significant decrease in demand for small precision motors, which was adversely affected by the world-wide economic slowdown. NSRV recorded an operating income of ¥79 million for the three months ended September 30, 2009, compared to operating loss of ¥148 million for the three months ended September 30, 2008. This was primarily due to NSRV’s efforts to reduce cost.

Net sales of NSBC decreased ¥1,099 million, or 24.4%, from ¥4,512 million for the three months ended September 30, 2008 to ¥3,413 million for the three months ended September 30, 2009. This was primarily due to a decrease in demand for mid-size motors, which was adversely affected by the world-wide economic slowdown. However, NSBC’s operating loss decreased ¥39 million, or 22.3%, from ¥175 million for the three months ended September 30, 2008 to ¥136 million for the three months ended September 30, 2009. This was primarily due to a reduction in fixed costs through improvements in productivity.

Net sales of NMA decreased ¥2,005 million or 26.9%, from ¥ 7,454 million for the three months ended September 30, 2008 to ¥5,449 million for the three months ended September 30, 2009. This was primarily due to a decrease in demand for mid-size motors for automobiles, which was adversely affected by the world-wide economic slowdown. NMA recorded an operating loss of ¥141 million for the three months ended September 30, 2009, compared to operating income of ¥143 million for the three months ended September 30, 2008. This was primarily due to an increase in cost of raw materials and a decrease in sales resulting from lower demand.

Within the All Others segment, net sales decreased ¥20,252 million, or 19.3%, from ¥104,723 million for the three months ended September 30, 2008 to ¥84,471 million for the three months ended September 30, 2009. This was primarily due to decreases in sales in many business lines within this segment, which was adversely affected by the world-wide economic slowdown. Operating income of this segment decreased ¥1,187 million, or 17.1%, from ¥6,930 million for the three months ended September 30, 2008 to ¥5,743 million for the three months ended September 30, 2009. This was primarily due to the decrease in sales.

Liquidity and Capital Resources

Our total assets decreased ¥78,186 million, or 11.1%, from ¥702,884 million as of March 31, 2009 to ¥624,698 million as of September 30, 2009. This was mainly due to a decrease in cash and cash equivalents of ¥81,555 million, as described below under “Cash Flows”. Offsetting this decrease was an increase in trade accounts receivable of ¥13,488 million between March 31, 2009 and September 30, 2009 corresponding to the recovery in sales.

Our total liabilities decreased ¥78,792 million, or 22.8%, from ¥345,197 million as of March 31, 2009 to ¥266,405 million as of September 30, 2009. The decrease was mainly due to a decrease in short-term borrowings of ¥96,064 million as a result of our repayments of such borrowings. Offsetting this decrease was an increase in trade notes and accounts payable of ¥13,766 million between March 31, 2009 and September 30, 2009 corresponding to an increase in sales due to the recovery in demand.

Our working capital, defined as current assets less current liabilities, increased ¥3,320 million, or 3.9%, from ¥84,273 million as of March 31, 2009 to ¥87,593 million as of September 30, 2009.

Our total shareholders’ equity increased ¥3,468 million, or 1.2%, from ¥297,148 million as of March 31, 2009 to ¥300,616 million as of September 30, 2009. The increase was primarily due to an increase in retained earnings of ¥9,609 million. On the other hand, foreign currency translation adjustments decreased 7,610 million. As a result, the ratio of stockholders’ equity to total assets increased 5.8% from 42.3% as of March 31, 2009 to 48.1% as of September 30, 2009.

Cash Flows

As of April 1, 2009, NIDEC adopted ASC 810, “Consolidation”. Amounts for prior periods were reclassified to conform to the current period presentation.

Net cash provided by operating activities increased ¥11,900 million from ¥35,742 million for the six months ended September 30, 2008 to ¥47,642 million for the six months ended September 30, 2009. Although our consolidated net income decreased ¥17,199 million, the increased cash inflows from operating activities were primarily due to a positive impact from changes in operating assets and liabilities of ¥20,763 million and a positive impact from an increase in foreign currency adjustments of ¥7,467 million. The changes in operating assets and liabilities of ¥20,763 million consisted of a decrease in operating assets of ¥11,627 million and an increase in notes and accounts payable of ¥9,136 million. Operating assets decreased ¥11,627 million primarily due to a slight decrease in inventories for the six months ended September 30, 2009, while inventories significantly increased for the six months ended September 30, 2008. Notes and accounts payable increased ¥9,136 million resulting from the recovery in demand during the six months ended September 30, 2009. In addition, the increase in foreign currency adjustments was primarily due to the Japanese yen appreciating against the U.S. dollar.

Net cash used in investing activities decreased ¥9,953 million from ¥24,843 million for the six months ended September 30, 2008 to ¥14,890 million for the six months ended September 30, 2009. The decreased cash outflows in investing activities were primarily due to a decrease in additions to property, plant and equipment of ¥8,004 million. On the other hand, acquisitions of business, net of cash acquired increased ¥1,827 million.

Net cash used in financing activities was ¥107,082 million for the six months ended September 30, 2009, while net cash provided by financing activities was ¥1,714 million for the six months ended September 30, 2008. The increased cash outflows in financing activities were mainly due to a decrease in short-term borrowings of ¥113,205 million.

As a result of the foregoing factors and the effect of exchange rate changes on cash and cash equivalents, our total outstanding balance of cash and cash equivalents decreased ¥81,555 million from ¥200,966 million as of March 31, 2009 to ¥119,411 million as of September 30, 2009.

Net cash provided by operating activities increased ¥2,676 million from ¥18,236 million for the three months ended September 30, 2008 to ¥20,912 million for the three months ended September 30, 2009. Although our consolidated net income decreased ¥6,045 million, the increased cash inflows from operating activities were primarily due to a positive impact from changes in operating assets and liabilities of ¥7,256 million and a positive impact from an increase in foreign currency adjustments of ¥3,063 million. The changes in operating assets and liabilities of ¥7,256 million consisted of a decrease in operating assets of ¥3,776 million and an increase in notes and accounts payable of ¥3,480 million. The decrease in operating assets was primarily due to a slight decrease in inventories for the three months ended September 30, 2009, while inventories significantly increased for the three months ended September 30, 2008. Notes and accounts payable increased ¥3,480 million resulting from the recovery in demand during the three months ended September 30, 2009. In addition, the increase in foreign currency adjustments was primarily due to the Japanese yen appreciating against the U.S. dollar.

Net cash used in investing activities decreased ¥5,438 million from ¥12,242 million for the three months ended September 30, 2008 to ¥6,804 million for the three months ended September 30, 2009. The decreased cash outflows in investing activities were primarily due to a decrease in additions to property, plant and equipment of ¥5,765 million. On the other hand, acquisitions of business, net of cash acquired increased ¥2,781 million.

Net cash used in financing activities increased ¥43,410 million from ¥5,267 million for the three months ended September 30, 2008, to ¥48,677 million for the three months ended September 30, 2009. The increased cash outflows in financing activities were mainly due to a decrease in short-term borrowings of ¥46,981 million.

As a result of the foregoing factors and the effect of exchange rate changes on cash and cash equivalents, our total outstanding balance of cash and cash equivalents decreased ¥40,594 million from ¥160,005 million as of June 30, 2009 to ¥119,411 million as of September 30, 2009.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS
ASSETS
(Unaudited)

			U.S. dollars
	Yen in millions		in thousands
	March 31,	September 30,	September 30,
	2009	2009	2009
Current assets:
Cash and cash equivalents	¥200,966	¥119,411	$1,323,700
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥717 million on March 31, 2009 and ¥601 million ($6,662 thousand) on September 30, 2009
Notes	11,663	8,337	92,418
Accounts	111,548	125,036	1,386,055
Inventories:
Finished goods	26,521	24,709	273,905
Raw materials	13,004	14,313	158,663
Work in progress	14,567	12,973	143,809
Project in progress	1,124	900	9,977
Supplies and other	2,259	3,010	33,367
Other current assets	20,364	17,560	194,656

Total current assets	402,016	326,249	3,616,550

Marketable securities and other securities investments	13,344	15,997	177,331
Investments in and advances to affiliated companies	1,549	603	6,684

	14,893	16,600	184,015

Property, plant and equipment:
Land	39,386	39,667	439,718
Buildings	112,934	118,330	1,311,717
Machinery and equipment	255,887	251,788	2,791,132
Construction in progress	11,835	8,610	95,444

	420,042	418,395	4,638,011
Less — Accumulated depreciation	(230,357)	(233,501)	(2,588,416)

	189,685	184,894	2,049,595

Goodwill	71,060	71,609	793,803
Other non-current assets, net of allowance for doubtful accounts of ¥1,594 million on March 31, 2009 and ¥1,438 million ($15,941 thousand) on September 30, 2009	25,230	25,346	280,968

Total assets	¥702,884	¥624,698	$6,924,931

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS
LIABILITIES AND SHAREHOLDERS’ EQUITY
(Unaudited)

			U.S. dollars
	Yen in millions		in thousands
	March 31,	September 30,	September 30,
	2009	2009	2009
Current liabilities:
Short-term borrowings	¥221,342	¥125,278	$1,388,737
Current portion of long-term debt	1,883	1,496	16,584
Trade notes and accounts payable	70,398	84,164	932,979
Other current liabilities	24,120	27,718	307,261

Total current liabilities	317,743	238,656	2,645,561

Long-term liabilities:
Long-term debt	2,578	2,281	25,285
Accrued pension and severance costs	15,684	15,409	170,813
Other long-term liabilities	9,192	10,059	111,506

Total long-term liabilities	27,454	27,749	307,604

Commitments and contingencies (Note 10)
Equity:
Common stock authorized: 480,000,000 shares issued and outstanding:
145,075,080 shares on March 31, 2009 and 145,075,080 shares on September 30, 2009	66,551	66,551	737,734
Additional paid-in capital	69,162	69,221	767,332
Retained earnings	212,955	222,564	2,467,177
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(26,324)	(33,934)	(376,167)
Unrealized (losses) gains on securities, net of reclassification adjustments	(417)	990	10,974
Pension liability adjustments	(723)	(717)	(7,948)
Treasury stock, at cost:
5,782,871 shares on March 31, 2009 and 5,783,477 shares on September 30, 2009	(24,056)	(24,059)	(266,700)

Total Nidec Corporation shareholders’ equity	297,148	300,616	3,332,402
Noncontrolling interests	60,539	57,677	639,364

Total equity	357,687	358,293	3,971,766

Total liabilities and equity	¥702,884	¥624,698	$6,924,931

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

			U.S. dollars
	Yen in millions		in thousands
	For the three months ended September 30
	2008	2009	2009
Net sales	¥189,390	¥145,257	$1,610,210
Operating expenses:
Cost of products sold	145,582	109,010	1,208,403
Selling, general and administrative expenses	14,177	12,050	133,577
Research and development expenses	7,242	6,160	68,285

	167,001	127,220	1,410,265

Operating income	22,389	18,037	199,945

Other income (expense):
Interest and dividend income	636	176	1,951
Interest expense	(343)	(189)	(2,095)
Foreign exchange loss, net	(2,118)	(4,653)	(51,580)
(Loss) gain on marketable securities, net	(33)	255	2,827
Other, net	(237)	98	1,086

	(2,095)	(4,313)	(47,811)

Income from continuing operations before income taxes	20,294	13,724	152,134

Income taxes	(5,274)	(4,011)	(44,463)
Equity in net (loss) gain of affiliated companies	(35)	28	310

Income from continuing operations	14,985	9,741	107,981
Loss on discontinued operations	(392)	(1,193)	(13,225)

Consolidated net income	14,593	8,548	94,756
Less: Net income attributable to noncontrolling interests	(1,862)	(579)	(6,418)

Net income attributable to Nidec Corporation	¥12,731	¥7,969	$88,338

	Yen		U.S. dollars

Per share data:
Earning per share — basic
Income from continuing operations attributable to Nidec Corporation	¥89.61	¥63.43	$0.70
Loss on discontinued operations attributable to Nidec Corporation	(1.79)	(6.22)	(0.07)

Net income attributable to Nidec Corporation	87.82	57.21	0.63

Earning per share — diluted
Income from continuing operations attributable to Nidec Corporation	87.04	63.43	0.70
Loss on discontinued operations attributable to Nidec Corporation	(1.74)	(6.22)	(0.07)

Net income attributable to Nidec Corporation	85.30	57.21	0.63

Cash dividends	¥0.00	¥0.00	$0.00

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME — (Continued)
(Unaudited)

			U.S. dollars
	Yen in millions		in thousands
	For the three months ended September 30
	2008	2009	2009
Net income attributable to Nidec Corporation
Income from continuing operations attributable to Nidec Corporation	¥12,991	¥8,836	$97,949
Loss on discontinued operations attributable to Nidec Corporation	(260)	(867)	(9,611)

Net income attributable to Nidec Corporation	¥12,731	¥7,969	$88,338

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

			U.S. dollars
	Yen in millions		in thousands
	For the six months ended September 30
	2008	2009	2009
Net sales	¥363,276	¥268,743	$2,979,082
Operating expenses:
Cost of products sold	280,691	205,228	2,275,003
Selling, general and administrative expenses	27,286	23,433	259,761
Research and development expenses	14,521	11,761	130,373

	322,498	240,422	2,665,137

Operating income	40,778	28,321	313,945

Other income (expense):
Interest and dividend income	1,265	377	4,179
Interest expense	(707)	(395)	(4,379)
Foreign exchange gain (loss), net	2,676	(5,703)	(63,219)
(Loss) gain on marketable securities, net	(57)	240	2,660
Other, net	(576)	(366)	(4,056)

	2,601	(5,847)	(64,815)

Income from continuing operations before income taxes	43,379	22,474	249,130

Income taxes	(11,164)	(6,495)	(71,999)
Equity in net loss of affiliated companies	(93)	(79)	(876)

Income from continuing operations	32,122	15,900	176,255
Loss on discontinued operations	(310)	(1,287)	(14,267)

Consolidated net income	31,812	14,613	161,988
Less: Net income attributable to noncontrolling interests	(3,972)	(825)	(9,145)

Net income attributable to Nidec Corporation	¥27,840	¥13,788	$152,843

	Yen		U.S. dollars

Per share data:
Earning per share — basic
Income from continuing operations attributable to Nidec Corporation	¥193.49	¥105.65	$1.17
Loss on discontinued operations attributable to Nidec Corporation	(1.43)	(6.66)	(0.07)

Net income attributable to Nidec Corporation	192.06	98.99	1.10

Earning per share — diluted
Income from continuing operations attributable to Nidec Corporation	187.95	105.65	1.17
Loss on discontinued operations attributable to Nidec Corporation	(1.39)	(6.66)	(0.07)

Net income attributable to Nidec Corporation	186.56	98.99	1.10

Cash dividends	¥30.00	¥30.00	$0.33

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME — (Continued)
(Unaudited)

			U.S. dollars
	Yen in millions		in thousands
	For the six months ended September 30
	2008	2009	2009
Net income attributable to Nidec Corporation
Income from continuing operations attributable to Nidec Corporation	¥28,046	¥14,717	$163,142
Loss on discontinued operations attributable to Nidec Corporation	(206)	(929)	(10,299)

Net income attributable to Nidec Corporation	¥27,840	¥13,788	$152,843

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

			U.S. dollars
	Yen in millions		in thousands
	For the six months ended September 30
	2008	2009	2009
Cash flows from operating activities:
Consolidated net income	¥31,812	¥14,613	$161,989
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	17,471	15,357	170,236
Loss (gain) on marketable securities, net	57	(240)	(2,660)
Loss on sales, disposal or impairment of property, plant and equipment	432	764	8,469
Equity in net losses of affiliated companies	94	79	876
Foreign currency adjustments	(1,884)	5,583	61,889
Changes in operating assets and liabilities:
Increase in notes and accounts receivable	(13,619)	(10,434)	(115,663)
(Increase) decrease in inventories	(7,470)	972	10,775
Increase in notes and accounts payable	6,335	15,471	171,500
Other	2,514	5,477	60,713

Net cash provided by operating activities	35,742	47,642	528,124

Cash flows from investing activities:
Additions to property, plant and equipment	(21,730)	(13,726)	(152,156)
Proceeds from sales of property, plant and equipment	553	344	3,813
Acquisitions of business, net of cash acquired	(752)	(2,579)	(28,589)
Other	(2,914)	1,071	11,872

Net cash used in investing activities	(24,843)	(14,890)	(165,060)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings	14,360	(98,845)	(1,095,721)
Repayments of long-term debt	(1,036)	(867)	(9,611)
Purchases of treasury stock	(12)	(3)	(33)
Payments for additional investments in subsidiaries	(6,180)	(2,573)	(28,522)
Dividends paid to shareholders of Nidec Corporation	(4,348)	(4,179)	(46,325)
Dividends paid to noncontrolling interests	(1,070)	(629)	(6,973)
Other	—	14	155

Net cash provided by (used in) financing activities	1,714	(107,082)	(1,187,030)

Effect of exchange rate changes on cash and cash equivalents	774	(7,225)	(80,091)

Net increase (decrease) in cash and cash equivalents	13,387	(81,555)	(904,057)
Cash and cash equivalents at beginning of period	100,809	200,966	2,227,757

Cash and cash equivalents at end of period	¥114,196	¥119,411	$1,323,700

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1. Basis of preparation:

The accompanying interim consolidated financial statements of NIDEC Corporation (the “Company”, and together with its consolidated subsidiaries, “NIDEC”) have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The interim consolidated financial statements are unaudited but include all adjustments, consisting of only normal recurring adjustments, which the Company considers necessary for a fair presentation of the consolidated financial position and the consolidated results of its operations and cash flows. Results for the six months ended September 30, 2009 are not necessarily indicative of results that may be expected for the full year. The consolidated balance sheet at March 31, 2009, has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by GAAP for complete financial statements. For further information, refer to the audited consolidated financial statements and footnotes thereto for the year ended March 31, 2009, included on Form 20-F.

U.S. dollar amounts are included solely for the convenience of readers at the rate of ¥90.21 = US$1, the approximate current exchange rate at September 30, 2009. Certain reclassifications in the consolidated balance sheets as of March 31, 2009, consolidated statements of income for the three and six months ended September 30, 2008 and consolidated statements of cash flows for the six months ended September 30, 2008 have been made to conform to the presentation used for the six months ended September 30, 2009.

As of December 31, 2008, NIDEC discontinued its optical pickup unit (“OPU”) business. The results of the OPU business were previously recorded in the NSNK and All Others reporting segments. Moreover, as of September 30, 2009, NIDEC discontinued its semiconductor manufacturing equipment business. The results of the semiconductor manufacturing equipment business were previously recorded in the NTSC and All Others reporting segments. The operating results of the discontinued businesses and exit costs with related taxes were recorded as “loss on discontinued operations” in the consolidated statement of income in accordance with ASC 205-20, “Presentation of Financial Statements- Discontinued Operations” (formerly SFAS No.144, “Accounting for the impairment or disposal of Long-Lived Assets.”) All prior period information has been reclassified to be consistent with the current period presentation.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

As of April 1, 2009, NIDEC adopted ASC 810, “Consolidation” (formerly SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51”). Upon adoption, noncontrolling interests, which were previously referred to as minority interests and classified in the mezzanine section between liabilities and equity on the consolidated balance sheets, are now included as a separate component of total equity. Consolidated net income on the consolidated statements of income now includes the net income (loss) attributable to noncontrolling interests. In addition, payments for additional investments in subsidiaries, which were previously classified in the cash flows from investing activities on the consolidated statements of cash flows, are now included in cash flows from financing activities. Prior period amounts were reclassified to conform to the current period presentation.

2. New accounting pronouncements:

Accounting Changes

As of September 15, 2009, NIDEC adopted the FASB Accounting Standards Codification™ (ASC) 105, “Generally Accepted Accounting Principles” (formerly Statement of Financial Accounting Standards (SFAS) No. 168, “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162”). ASC 105 replaces SFAS No. 162 “the Hierarchy of Generally Accepted Accounting Principles” and establishes the FASB Accounting Standards Codification™ as the single source of authoritative nongovernmental U.S. Generally Accepted Accounting Principles (other than guidance issued by the SEC). The adoption of ASC 105 had no impact on NIDEC’s consolidated financial position, results of operations or liquidity.

As of April 1, 2009, NIDEC adopted ASC 820, “Fair Value Measurements and Disclosures” (formerly SFAS No. 157, “Fair Value Measurements”) for certain nonfinancial assets and liabilities. FASB Staff Position (FSP) No. FAS 157-2, “Effective Date of FASB Statement No. 157” delays the effective date of ASC 820 for one year for nonfinancial assets and liabilities. The adoption of ASC 820 did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

As of April 1, 2009, NIDEC adopted ASC 805, “Business Combinations” (formerly SFAS No. 141 (revised 2007), “Business Combinations”). ASC 805 requires that assets acquired, liabilities assumed, contractual contingencies, and contingent consideration be measured at fair value as of the acquisition date, that acquisition-related costs be expensed as incurred, that restructuring costs generally be expensed in periods subsequent to the acquisition date, and the changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense. The adoption of ASC 805 did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity since NIDEC did not acquire any material businesses for the six months ended September 30, 2009. Any future impact, however, will depend on the number, size, and nature of any business combination transactions that we may complete.

As of April 1, 2009, NIDEC adopted ASC 810, “Consolidation” (formerly SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51”). ASC 810 recharacterizes minority interests in a subsidiary as non-controlling interests and requires the presentation of noncontrolling interests as equity in consolidated balance sheets, and separate identification and presentation in consolidated statements of income of net income attributable to the entity and the noncontrolling interest. ASC 810 also requires all transactions for changes in a parent’s ownership interest in a subsidiary that do not result in the subsidiary ceasing to be a subsidiary to be recognized as equity transactions. Upon adoption, noncontrolling interests, which were previously referred to as minority interests and classified in the mezzanine section between liabilities and equity on the consolidated balance sheets, are now included as a separate component of total equity. Consolidated net income on the consolidated statements of income now includes the net income (loss) attributable to noncontrolling interests. In addition, payments for additional investments in subsidiaries, which were previously classified in the cash flows from investing activities on the consolidated statements of cash flows, are now included in cash flows from financing activities. Prior period amounts were reclassified to conform to the current period presentation.

As of June 15, 2009, NIDEC adopted ASC 855, “Subsequent Events” (formerly SFAS No. 165, “Subsequent Events”). ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 requires the disclosure of the date through which subsequent events have been evaluated. The evaluation date is described in note No. 14 “Subsequent events”.
Recent Accounting Pronouncements to be adopted in future periods

In December 2008, the FASB issued FSP No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”. FSP No. FAS 132(R)-1 provides guidance on employers’ disclosures of a defined benefit pension or other postretirement plan. Specifically, employers are required to disclose information about fair value measurements of plan assets. FSP No. FAS 132(R)-1 is effective for fiscal years ending after December 15, 2009. As FSP No. FAS 132(R)-1 is a provision for disclosure, the adoption of FSP No. FAS 132(R)-1 will not have any impact on Nidec’s consolidated financial position, results of operations and liquidity.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140”. SFAS No. 166 requires more information about transfers of financial assets, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets. SFAS No. 166 also eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets. SFAS No. 166 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. NIDEC is currently evaluating the potential impact from adopting SFAS No. 166 on its consolidated financial position, results of operations and liquidity.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”. SFAS No. 167 requires an enterprise to perform an analysis to identify the primary beneficiary of all variable interest entities and also requires ongoing reassessments of whether an enterprise is the primary beneficiary of all variable interest entities. SFAS No. 167 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. NIDEC is currently evaluating the potential impact from adopting SFAS No. 167 on its consolidated financial position, results of operations and liquidity.

3. Acquisitions

On August 4, 2009, NIDEC acquired the additional 60.0% of the voting rights of NTN-Nidec (Zhejiang) Corporation, currently NIDEC BEARING (ZHEJIANG) CORPORATION (“NBCC”), and NTN-NIDEC (THAILAND) CO.,LTD., currently NIDEC BEARING (THAILAND) CO., LTD. (“NBTC”). NIDEC previously owned 40.0% of the voting rights of NBCC and NBTC prior to August 4, 2009. As a result, NIDEC acquired all of the voting rights of NBCC and NBTC. These acquisitions did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

4. Goodwill

Due to the discontinuation of NIDEC’s semiconductor manufacturing equipment operations, an impairment loss of ¥230 million of goodwill in NTSC (Nidec Tosok Corporation) segment was recorded as “Loss on discontinued operations” in the consolidated statement of income in accordance with ASC 205-20 “Presentation of Financial Statements-Discontinued Operations” (formerly SFAS No.144, “Accounting for the impairment or disposal of Long-Lived Assets.”).

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

The changes in the carrying amount of goodwill for the six months ended September 30, 2009 are as follows:

		U.S dollars
	Yen in millions	in thousands
Balance as of April 1, 2009
Goodwill	¥71,060	$787,718
Acquisition	1,141	12,648
Impairment loss	(230)	(2,550)
Translation adjustments	(362)	(4,013)
Balance as of September 30, 2009
Goodwill	¥71,609	$793,803

5. Marketable securities and other securities investments:

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, gross unrealized gains and losses and cost are as follows:

	Yen in millions
	March 31, 2009
		Gross	Gross
		unrealized	unrealized	Fair
	Cost	gains	losses	value
Available-for-sale
Equity securities	¥9,285	¥3,502	¥656	¥12,131
Held-to-maturity
Japanese government debt securities	201	—	—	201

	¥9,486	¥3,502	¥656	¥12,332

Securities not practicable to fair value
Equity securities	¥1,012

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

	Yen in millions
	September 30, 2009
		Gross	Gross
		unrealized	unrealized	Fair
	Cost	gains	losses	value
Available-for-sale
Equity securities	¥9,271	¥6,121	¥334	¥15,058
Held-to-maturity
Japanese government debt securities	201	—	—	201

	¥9,472	¥6,121	¥334	¥15,259

Securities not practicable to fair value
Equity securities	¥738

	U.S. dollars in thousands
	September 30, 2009
		Gross	Gross
		unrealized	unrealized	Fair
	Cost	gains	losses	value
Available-for-sale
Equity securities	$102,771	$67,853	$3,702	$166,922
Held-to-maturity
Japanese government debt securities	2,228	—	—	2,228

	$104,999	$67,853	$3,702	$169,150

Securities not practicable to fair value
Equity securities	$8,181

The net unrealized gain on available-for-sale securities included as a component of accumulated other comprehensive income, net of applicable taxes, increased by ¥1,407 million ($15,597 thousand) during the six months ended September 30, 2009, and decreased by ¥1,433 million during the year ended March 31, 2009.

Proceeds from sales of available-for-sale securities was ¥2 million ($22 thousand) for the three months ended September 30, 2009. On those sales, gross realized gains was ¥1 million ($11 thousand) and gross realized losses was ¥0 million ($0 thousand) for the three months ended September 30, 2009.

Proceeds from sales of available-for-sale securities was ¥2 million ($22 thousand) for the six months ended September 30, 2009. On those sales, gross realized gains was ¥1 million ($11 thousand) and gross realized losses was ¥0 million ($0 thousand) for the six months ended September 30, 2009.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

NIDEC holds long-term investment securities that are classified as “marketable securities and other securities investments.” The securities issued by various non-public companies are recorded at cost, as their fair values are not readily determinable. NIDEC’s management employs a systematic methodology to assess the recoverability of such investments by reviewing the financial position of the underlying companies and the prevailing market conditions in which these companies operate to determine if NIDEC’s investment in each individual company is impaired and whether the impairment is other-than-temporary. If any impairment is determined to be other-than-temporary, the cost of the investment is written-down by the impaired amount and the amount is recognized currently as a realized loss.

The following table presents the gross unrealized losses on, and fair value of, NIDEC’s investment securities, aggregated by investment category and length of time that individual investment securities have been in a continuous unrealized loss position.

Yen in millions
March 31, 2009
	Less than 12 months		12 months or more
		Unrealized		Unrealized
	Fair value	loss	Fair value	loss
Equity securities	¥1,950	¥468	¥552	¥188

Yen in millions
September 30, 2009
	Less than 12 months		12 months or more
		Unrealized		Unrealized
	Fair value	loss	Fair value	loss
Equity securities	¥570	¥82	¥666	¥252

U.S. dollars in thousands
September 30, 2009
	Less than 12 months		12 months or more
		Unrealized		Unrealized
	Fair value	loss	Fair value	loss
Equity securities	$6,319	$909	$7,383	$2,793

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

NIDEC presumes a decline in value of investment securities is impaired if the fair value is below the original cost. Among the impaired investment securities, NIDEC presumes a decline in value of equity securities is other-than-temporary if the fair value is 20% or more below the original cost for an extended period of time. The presumption of an other-than-temporary impairment may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, even if a decline is less than 20%, there may be cases where impairment losses are recognized when specific factors indicate the decline in the fair value is other-than-temporary. As of September 30, 2009, NIDEC determined that the decline in value for equity securities with unrealized losses shown in the above table is temporary in nature.

As of September 30, 2009 and March 31, 2009, held-to-maturity securities of ¥201 million ($2,228 thousand) and ¥201 million were pledged as collateral for the deferred payments of certain taxes based on the Japanese Custom Act and Consumption Tax Law, respectively.

6. Equity:

A summary of the changes in equity in the consolidated balance sheet for the six months ended September 30, 2008 and 2009 was as follows:

	Yen in millions
	Nidec
	Corporation	Noncontrolling
	total	interests	Total equity
For the six months ended September 30, 2008:
Balance at March 31, 2008	¥319,584	¥68,186	¥387,770
Adjustment to apply the measurement date provision of ASC 715, net of tax	(111)	(22)	(133)
Comprehensive income:
Net income	27,840	3,972	31,812
Other comprehensive income (loss):
Foreign currency translation adjustments	(1,368)	132	(1,236)
Unrealized losses on securities, net of reclassification adjustment	(531)	(250)	(781)
Pension liability adjustments	(95)	3	(92)

Total comprehensive income	25,846	3,857	29,703

Conversion of convertible debt	606	—	606
Purchase of treasury stock	(12)	—	(12)
Dividends paid to shareholders of Nidec Corporation	(4,348)	—	(4,348)
Dividends paid to noncontrolling interests	—	(1,070)	(1,070)
Capital transaction with consolidated subsidiaries and other	—	(3,891)	(3,891)

Balance at September 30, 2008	¥341,565	¥67,060	¥408,625

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

	Yen in millions
	Nidec
	Corporation	Noncontrolling
	total	interests	Total equity
For the six months ended September 30, 2009:
Balance at March 31, 2009	¥297,148	¥60,539	¥357,687
Comprehensive income:
Net income	13,788	825	14,613
Other comprehensive income (loss):
Foreign currency translation adjustments	(7,610)	(669)	(8,279)
Unrealized gains from securities, net of reclassification adjustment	1,407	284	1,691
Pension liability adjustments	6	8	14

Total comprehensive income	7,591	448	8,039

Purchase of treasury stock	(3)	—	(3)
Dividends paid to shareholders of Nidec Corporation	(4,179)	—	(4,179)
Dividends paid to noncontrolling interests	—	(629)	(629)
Capital transaction with consolidated subsidiaries and other	59	(2,681)	(2,622)

Balance at September 30, 2009	¥300,616	¥57,677	¥358,293

	U.S. dollars in thousands
	Nidec
	Corporation	Noncontrolling
	total	interests	Total equity
For the six months ended September 30, 2009:
Balance at March 31, 2009	$3,293,958	$671,091	$3,965,049
Comprehensive income:
Net income	152,843	9,145	161,988
Other comprehensive income (loss):
Foreign currency translation adjustments	(84,359)	(7,416)	(91,775)
Unrealized gains from securities, net of reclassification adjustment	15,597	3,148	18,745
Pension liability adjustments	67	89	156

Total comprehensive income	84,148	4,966	89,114

Purchase of treasury stock	(33)	—	(33)
Dividends paid to shareholders of Nidec Corporation	(46,325)	—	(46,325)
Dividends paid to noncontrolling interests	—	(6,973)	(6,973)
Capital transaction with consolidated subsidiaries and other	654	(29,720)	(29,066)

Balance at September 30, 2009	$3,332,402	$639,364	$3,971,766

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

7. Pension and severance plans:

The amounts of net periodic benefit cost in pension and severance plans for the three months ended September 30, 2008 and 2009 were as follows:

			U.S. dollars
	Yen in millions		in thousands
	For the three months ended September 30
	2008	2009	2009
Net periodic pension cost for defined benefit plan:
Service cost	¥415	¥312	$3,459
Interest cost	139	136	1,507
Expected return on plan assets	(32)	(31)	(344)
Amortization of net actuarial (gain) loss	(3)	31	344
Amortization of prior service credit	(15)	(15)	(166)

Net periodic pension cost for defined benefit plan	504	433	4,800
Cost for multiemployer pension plan	57	40	443
Cost for defined contribution plans	¥89	¥92	$1,020

The amounts of net periodic benefit cost in pension and severance plans for the six months ended September 30, 2008 and 2009 were as follows:

			U.S. dollars
	Yen in millions		in thousands
	For the six months ended September 30
	2008	2009	2009
Net periodic pension cost for defined benefit plan:
Service cost	¥792	¥672	$7,450
Interest cost	296	274	3,037
Expected return on plan assets	(79)	(62)	(687)
Amortization of net actuarial (gain) loss	(7)	62	687
Amortization of prior service credit	(31)	(31)	(344)

Net periodic pension cost for defined benefit plan	971	915	10,143
Cost for multiemployer pension plan	118	89	987
Cost for defined contribution plans	¥178	¥183	$2,029

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

8. Earnings per share:

The tables below set forth a reconciliation of the differences between basic and diluted income attributable to Nidec Corporation per share for the three and six months ended September 30, 2008 and 2009:

		Thousands
	Yen in millions	of shares	Yen	U.S. dollars
	Net income (loss)		Net income (loss)
	attributable	Weighted-	attributable to
	to Nidec	average	Nidec Corporation
	Corporation	shares	per share
For the three months ended September 30, 2008:
Basic net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	¥12,991	144,968	¥89.61
Loss on discontinued operations attributable to Nidec Corporation	(260)	144,968	(1.79)

Net income attributable to Nidec Corporation available to common shareholders	12,731	144,968	87.82

Effect of dilutive securities:
Zero coupon 0.0% convertible bonds	(22)	4,021

Diluted net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	12,969	148,989	87.04
Loss on discontinued operations attributable to Nidec Corporation	(260)	148,989	(1.74)

Net income for computation attributable to Nidec Corporation	¥12,709	148,989	¥85.30

For the three months ended September 30, 2009:
Basic net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	¥8,836	139,292	¥63.43	$0.70
Loss on discontinued operations attributable to Nidec Corporation	(867)	139,292	(6.22)	(0.07)

Net income attributable to Nidec Corporation available to common shareholders	7,969	139,292	57.21	0.63

Diluted net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	8,836	139,292	63.43	0.70
Loss on discontinued operations attributable to Nidec Corporation	(867)	139,292	(6.22)	(0.07)

Net income for computation attributable to Nidec Corporation	¥7,969	139,292	¥57.21	$0.63

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

		Thousands
	Yen in millions	of shares	Yen	U.S. dollars
	Net income (loss)		Net income (loss)
	attributable	Weighted-	attributable to
	to Nidec	average	Nidec Corporation
	Corporation	shares	per share
For the six months ended September 30, 2008:
Basic net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	¥28,046	144,954	¥193.49
Loss on discontinued operations attributable to Nidec Corporation	(206)	144,954	(1.43)

Net income attributable to Nidec Corporation available to common shareholders	27,840	144,954	192.06

Effect of dilutive securities:
Zero coupon 0.0% convertible bonds	(46)	4,021

Diluted net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	28,000	148,975	187.95
Loss on discontinued operations attributable to Nidec Corporation	(206)	148,975	(1.39)

Net income for computation attributable to Nidec Corporation	¥27,794	148,975	¥186.56

For the six months ended September 30, 2009:
Basic net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	¥14,717	139,292	¥105.65	$1.17
Loss on discontinued operations attributable to Nidec Corporation	(929)	139,292	(6.66)	(0.07)

Net income attributable to Nidec Corporation available to common shareholders	13,788	139,292	98.99	1.10

Diluted net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	14,717	139,292	105.65	1.17
Loss on discontinued operations attributable to Nidec Corporation	(929)	139,292	(6.66)	(0.07)

Net income for computation attributable to Nidec Corporation	¥13,788	139,292	¥98.99	$1.10

NIDEC has no dilutive securities outstanding for the three and six months ended September 30, 2009, and therefore there is no difference between basic and diluted income attributable to Nidec Corporation per share.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

9. Income taxes:

NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate statutory rates in Japan of approximately 41.0% for the six months ended September 30, 2008 and 2009. Reconciliation of the differences between the statutory tax rates and the estimated effective income tax rates are as follows:

	For the six months
	ended September 30
	2008	2009
Statutory tax rate	41.0%	41.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(17.8)	(19.9)
Tax (benefit)on undistributed earnings	0.7	3.1
Valuation allowance	0.1	2.1
Liabilities for unrecognized tax benefits	1.6	3.5
Other	0.1	(0.9)

Estimated effective income tax rate	25.7%	28.9%

The estimated effective income tax rate for the six months ended September 30, 2009 was higher compared to corresponding prior period. This was mainly due to the net impact of increases in tax benefits in foreign subsidiaries, in valuation allowance, in tax (benefit) on undistributed earnings and for addition for tax positions of prior years and because the estimated income before provision for income taxes of each company was lower than corresponding prior period.

10. Contingencies:

NIDEC has guaranteed approximately ¥158 million ($1,751 thousand) of bank loans for employees in connection with their housing costs at September 30, 2009. If an employee defaults on his/her loan payments, NIDEC would be required to perform under the guarantee.

The undiscounted maximum amount of NIDEC’s obligation to make future payments in the event of defaults is approximately ¥158 million ($1,751 thousand). The current carrying amount of the liabilities for our obligations under the guarantee is zero.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

11. Discontinued Operations

As of December 31, 2008, NIDEC discontinued its optical pickup unit (“OPU”) business. The results of the OPU business were previously recorded in the NSNK and All Others reporting segment. NIDEC discontinued the OPU business by winding down operations in an effort to concentrate management resources and focus capital and R&D expenditures on other growing businesses.

As of September 30, 2009, NIDEC discontinued the semiconductor manufacturing equipment (“SME”) business included within the NTSC (Nidec Tosok Corporation) and “All Others” segments, in order to improve profitability by prioritizing NIDEC’s investment of management resources to the development and production of new products in the automobile parts and measuring equipment businesses, areas with more potential for growth than the SME business. Total exit costs were ¥1,835 million ($20,341 thousand) (net of tax ¥1,174 million ($13,014 thousand)), which includes an impairment loss of ¥230 million ($2,550 thousand) of goodwill, loss on disposal of inventories and fixed assets, and other closing costs. The operating results of the SME business and exit costs with related taxes were recorded as “net loss on discontinued operations” in the consolidated statement of income in accordance with ASC 205-20 “Presentation of Financial Statements-Discontinued Operations” (formerly SFAS No.144, “Accounting for the impairment or disposal of Long-Lived Assets.”). All prior period information has been reclassified to be consistent with the current period presentation.

Operating results of discontinued operations for the three months and the six months ended September 30, 2008 and 2009 were as follows:

					U.S. dollars
	Yen in millions				in thousands
	For the				For the
	three months				three months
	ended				ended
	September 30				September 30,
	2008			2009	2009
	OPU business	SME business	Total

Net sales	¥2,983	¥883	¥3,866	¥443	$4,911
(Loss) income on discontinued operations before income taxes	(494)	4	(490)	(1,928)	(21,372)
Income taxes	99	(1)	98	735	8,147
(Loss) income on discontinued operations	¥(395)	¥3	¥(392)	¥(1,193)	$(13,225)

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

					U.S. dollars
	Yen in millions				in thousands
	For the				For the
	six months				six months
	ended				ended
	September 30				September 30,
	2008			2009	2009
	OPU business	SME business	Total

Net sales	¥6,438	¥1,944	¥8,382	¥604	$6,695
(Loss) income on discontinued operations before income taxes	(324)	2	(322)	(2,047)	(22,692)
Income taxes	14	(2)	12	760	8,425
(Loss) income on discontinued operations	¥(310)	¥0	¥(310)	¥(1,287)	$(14,267)

12. Fair Value:

Under Statement of ASC 820, “Fair Value Measurements and Disclosures” (formerly SFAS No. 157, “Fair Value Measurements”), fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that reflect the assumptions market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect NIDEC’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The hierarchy is broken down into three levels.

Level 1 inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs (other than quoted prices) that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs are unobservable inputs for the asset or liability.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Assets and liabilities that are measured at Fair Value on a Recurring Basis:

The following table provides information by level for assets and liabilities that are measured at fair value, as defined by ASC 820, on a recurring basis.

	Yen in millions
	Fair Value at	Fair Value Measurements
		Using Inputs Considered as

	March 31, 2009	Level 1	Level 2	Level 3

Assets:
Marketable securities.	¥12,332	¥12,332	—	—

Liabilities:
Derivative liabilities	¥3	—	¥3	—

	Yen in millions
		Fair Value Measurements
	Fair Value at	Using Inputs Considered as
	September 30,
	2009	Level 1	Level 2	Level 3
Assets:
Marketable securities	¥15,259	¥15,259	—	—
Derivative assets	6	—	¥6	—

Total:	¥15,265	¥15,259	¥6	—

	U.S. dollars in thousands
		Fair Value Measurements
	Fair Value at	Using Inputs Considered as
	September 30,
	2009	Level 1	Level 2	Level 3
Assets:
Marketable securities	$169,150	$169,150	—	—
Derivative assets	66	—	$66	—

Total:	$169,216	$169,150	$66	—

Level 1 marketable securities are comprised primarily of equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

Fair value of financial instruments:

The estimated fair values of NIDEC’s financial instruments are summarized as follows:

	Yen in millions
	March 31, 2009
	Carrying	Estimated
	amount	fair value
Asset (Liability):
Cash and cash equivalents	¥200,966	¥200,966
Short-term investments	2,932	2,932
Short-term loan receivable	84	84
Long-term loan receivable	292	301
Short-term borrowings	(221,342)	(221,342)
Long-term debt including the current portion and excluding capital lease obligation	¥(663)	¥(652)

			U.S. dollars
	Yen in millions		in thousands
	September 30, 2009		September 30, 2009
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value
Asset (Liability):
Cash and cash equivalents.	¥119,411	¥119,411	$1,323,700	$1,323,700
Short-term investments	2,966	2,966	32,879	32,879
Short-term loan receivable	140	140	1,552	1,552
Long-term loan receivable.	390	402	4,323	4,456
Short-term borrowings	(125,278)	(125,278)	(1,388,737)	(1,388,737)
Long-term debt including the current portion and excluding capital lease obligation	¥(633)	¥(604)	$(7,017)	$(6,695)

The following are explanatory notes relating to the financial instruments.

Cash and cash equivalents, short-term investments, short-term loans receivable and short-term borrowings: In the normal course of business, substantially all cash and cash equivalents, time deposits short-term loans receivable and short-term borrowing are highly liquid and are carried at amounts that approximate fair value.

Long-term loan receivable: The fair value of long-term loans was estimated by discounting expected future cash flows.

Long-term debt: The fair value of long-term bank loans (including the current portion and excluding the capital lease obligation) was estimated based on the discounted amounts of future cash flows using NIDEC’s current incremental borrowing rates for similar liabilities.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

13. Segment data:

In accordance with ASC 205-20, “Presentation of Financial Statements- Discontinued Operations” (formerly SFAS No.144, “Accounting for the impairment or disposal of Long-Lived Assets.”), amounts in the segment information do not reflect discontinued operations, and previous fiscal year’s segment information has been reclassified.

(1) Enterprise-wide information

The following table provides product information for the three months ended September 30, 2008 and 2009:

			U.S. dollars
	Yen in millions		in thousands
	For the three months ended September 30
	2008	2009	2009
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥59,998	¥52,478	$581,732
Other small precision brushless DC motors	24,198	20,082	222,614
Brushless DC fans	11,871	8,824	97,816
Other small precision motors	6,201	4,745	52,599

Sub-total	102,268	86,129	954,761
Mid-size motors	21,982	16,127	178,772
Machinery	20,989	9,299	103,082
Electronic and optical components	36,114	26,972	298,991
Others	8,037	6,730	74,604

Consolidated total	¥189,390	¥145,257	$1,610,210

The following table provides product information for the six months ended September 30, 2008 and 2009:

			U.S. dollars
	Yen in millions		in thousands
	For the six months ended September 30
	2008	2009	2009
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥109,825	¥97,630	$1,082,253
Other small precision brushless DC motors	45,307	35,996	399,024
Brushless DC fans	22,421	16,161	179,149
Other small precision motors	12,390	8,614	95,488

Sub-total	189,943	158,401	1,755,914
Mid-size motors	47,602	31,831	352,854
Machinery	38,663	16,898	187,318
Electronic and optical components	71,514	49,278	546,259
Others	15,554	12,335	136,737

Consolidated total	¥363,276	¥268,743	$2,979,082

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

(2) Operating segment information

We evaluate our financial performance based on segmental income or loss, which consists of sales and operating revenues less operating expenses. Segmental income or loss is determined using the accounting principles in the segment’s country of domicile. Nidec Corporation, or NCJ, Nidec Sankyo Corporation, or NSNK, Nidec Copal Corporation, or NCPL, Nidec Tosok Corporation, or NTSC, Nidec Copal Electronics Corporation, or NCEL, Nidec Servo Corporation or NSRV, and Nidec Shibaura Corporation, or NSBC apply Japanese GAAP; Nidec Electronics (Thailand) Co., Ltd., or NET, applies Thai accounting principles; Nidec (Zhejiang) Corporation, or NCC and Nidec (Dalian) Limited, or NCD, applies Chinese accounting principles; Nidec Singapore Pte. Ltd., or NCS, applies Singaporean accounting principles; Nidec (H.K.) Co., Ltd., or NCH, applies Hong Kong accounting principles; Nidec Philippines Corporation, or NCF, applies Philippine accounting principles; Nidec Motors & Actuators group, or NMA mainly applies International Financial Reporting Standards (IFRS).

As a result, our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting principles used by the fourteen operating segments, the principal differences that affect segmental operating income or loss are accounting for pension and severance costs and leases. We believe that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segmental income or loss level for us to manage our business.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

Nidec-Shimpo Corporation, or NSCJ, and Nidec Nissin Corporation, or NNSN, were not identified as reportable segments in the current period due to their immateriality. The amounts have been reclassified to the All Others segment for all periods presented.

The following tables show revenue from external customers and other financial information by operating segment for the three and six months ended September 30, 2008 and 2009, respectively:

Business segment

			U.S. dollars
	Yen in millions		in thousands
	For the three months ended September 30
	2008	2009	2009
Net sales to external customers:
NCJ	¥20,169	¥15,733	$174,404
NET	27,687	23,523	260,758
NCC	6,095	6,244	69,216
NCD	2,936	2,154	23,878
NCS	8,837	6,758	74,914
NCH	11,766	13,062	144,796
NCF	2,412	2,937	32,557
NSNK	15,253	7,649	84,791
NCPL	16,173	10,996	121,893
NTSC	6,253	5,437	60,270
NCEL	5,459	4,161	46,126
NSRV	5,999	3,758	41,658
NSBC	3,840	2,791	30,939
NMA	7,466	5,396	59,816
All Others	46,286	33,281	368,929

Total	186,631	143,880	1,594,945
Adjustments*1	2,759	1,377	15,265

Consolidated total	¥189,390	¥145,257	$1,610,210

*	1 The revenues of subsidiaries not included in management reports due to their immateriality are main components of Adjustments.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

Business segment

			U.S. dollars
	Yen in millions		in thousands
	For the six months ended September 30
	2008	2009	2009
Net sales to external customers:
NCJ	¥36,454	¥30,174	$334,486
NET	49,803	42,813	474,593
NCC	10,948	11,248	124,687
NCD	4,986	3,619	40,117
NCS	17,492	12,630	140,007
NCH	21,530	23,587	261,468
NCF	4,568	4,648	51,524
NSNK	27,158	14,518	160,936
NCPL	32,806	20,015	221,871
NTSC	11,787	9,605	106,474
NCEL	10,578	7,602	84,270
NSRV	12,175	7,376	81,765
NSBC	8,496	5,652	62,654
NMA	16,732	9,952	110,320
All Others	91,440	62,641	694,390

Total	356,953	266,080	2,949,562
Adjustments*1	6,323	2,663	29,520

Consolidated total	¥363,276	¥268,743	$2,979,082

*	1 The revenues of subsidiaries not included in management reports due to their immateriality are the main components of Adjustments.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

			U.S. dollars
	Yen in millions		in thousands
	For the three months ended September 30
	2008	2009	2009
Net sales to other operating segments:
NCJ	24,414	19,812	$219,621
NET	9,447	9,650	106,973
NCC	669	740	8,203
NCD	9,872	6,202	68,751
NCS	63	89	987
NCH	2,001	1,256	13,923
NCF	8,272	5,833	64,660
NSNK	3,430	2,721	30,163
NCPL	2,426	1,129	12,515
NTSC	86	45	499
NCEL	1,773	1,084	12,017
NSRV	1,327	1,226	13,590
NSBC	672	622	6,895
NMA	(12)	53	587
All Others	58,437	51,190	567,453

Total	122,877	101,652	1,126,837
Intersegment elimination	¥(122,877)	¥(101,652)	$(1,126,837)

Consolidated total	—	—	—

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

			U.S. dollars
	Yen in millions		in thousands
	For the six months ended September 30
	2008	2009	2009
Net sales to other operating segments:
NCJ	¥44,569	¥36,778	$407,693
NET	16,557	18,766	208,026
NCC	1,353	1,677	18,590
NCD	18,628	11,880	131,693
NCS	103	153	1,696
NCH	3,151	2,604	28,866
NCF	14,972	11,585	128,423
NSNK	6,364	5,105	56,590
NCPL	3,825	1,824	20,219
NTSC	140	73	809
NCEL	3,330	2,046	22,680
NSRV	2,394	2,042	22,636
NSBC	1,632	1,277	14,156
NMA	7	68	754
All Others	114,680	92,090	1,020,840

Total	231,705	187,968	2,083,671
Intersegment elimination	¥(231,705)	¥(187,968)	$(2,083,671)

Consolidated total	—	—	—

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

			U.S. dollars
	Yen in millions		in thousands
	For the three months ended September 30
	2008	2009	2009
Operating income or loss:
NCJ	¥3,693	¥1,834	$20,330
NET	5,739	5,877	65,148
NCC	171	466	5,166
NCD	1,119	1,299	14,400
NCS	63	47	521
NCH	200	147	1,630
NCF	1,060	1,625	18,013
NSNK	1,907	361	4,002
NCPL	1,060	281	3,115
NTSC	597	384	4,257
NCEL	787	237	2,627
NSRV	(148)	79	876
NSBC	(175)	(136)	(1,508)
NMA	143	(141)	(1,563)
All Others	6,930	5,743	63,662

Total	23,146	18,103	200,676
U.S. GAAP adjustments to accrue pension and severance costs	(6)	90	998
Consolidation adjustments mainly related to elimination of intercompany profits	(178)	302	3,348
Reclassification *1	(465)	(528)	(5,853)
Others *2	(108)	70	776

Consolidated total	¥22,389	¥18,037	$199,945

*	1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Reclassification mainly includes gain (loss) from sales (or disposal) of fixed assets.

*	2 Others mainly includes profit or loss of subsidiaries not included in management reports due to their immateriality.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

			U.S. dollars
	Yen in millions		in thousands
	For the six months ended September 30
	2008	2009	2009
Operating income or loss:
NCJ	¥6,379	¥3,217	$35,661
NET	9,058	10,123	112,216
NCC	244	639	7,083
NCD	2,118	2,021	22,403
NCS	134	106	1,175
NCH	350	283	3,137
NCF	1,792	2,613	28,966
NSNK	3,124	231	2,561
NCPL	1,956	237	2,627
NTSC	891	640	7,095
NCEL	1,483	461	5,110
NSRV	(292)	49	543
NSBC	10	(224)	(2,483)
NMA	383	(471)	(5,221)
All Others	12,878	8,350	92,562

Total	40,508	28,275	313,435
U.S. GAAP adjustments to accrue pension and severance costs	(11)	180	1,995
Consolidation adjustments mainly related to elimination of intercompany profits	(114)	18	200
Reclassification *1	2	(545)	(6,041)
Others *2	393	393	4,356

Consolidated total	¥40,778	¥28,321	$313,945

*	1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Reclassification mainly includes gain (loss) from sales (or disposal) of fixed assets.

*	2 Others mainly includes profit or loss of subsidiaries not included in management reports due to their immateriality.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

14. Subsequent events

NIDEC has performed an evaluation of subsequent events through November 13, 2009, the date that the financial statements were issued in Japan.

Dividends for the first half of the fiscal year ending March 31, 2010

Subsequent to September 30, 2009, the Company’s Board of Directors declared a cash dividend of ¥3,482 million ($38,599 thousand), or ¥25 ($0.28) per share, payable on December 4, 2009 to stockholders as of September 30, 2009.

Acquisition of household motor business of ACC

On October 20, 2009, NIDEC’s consolidated subsidiary, Nidec Techno Motor Holdings Corporation (“NTMC”) agreed in principle with Appliances Components Companies S.p.A. (“ACC”) to acquire 100% of the shares of Sole Motors. The purchase price is not decided yet.

(Purpose of Transaction)

NTMC plans to bring Sole Motors under its umbrella alongside its subsidiary Nidec Shibaura Corporation’s household motor business in order to leverage Sole Motors’ strong market position and customer relationships in Europe. Amid heightening global awareness of environmental issues, NIDEC expects that the introduction of its carbon emission reducing brushless motor technology to Sole Motors will make possible development of environmentally friendly, next generation products that will meet the needs of various European customers.

(Business Description)

Manufacturing, development and sales of household motor for washing machine, dryer and dish washer